[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 17, 2023

Via EDGAR

Ms. Isabel Rivera

Ms. Pam Long

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Office Properties Income Trust

Amendment No. 3 to Registration Statement on Form S-4

Filed July 7, 2023

File No. 333-272105

Dear Ms. Rivera and Ms. Long:

On behalf of our client, Office Properties Income Trust (the “Company” or “OPI”), below is the response of the Company to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were in your letter dated July 14, 2023, regarding Amendment No. 3 to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company with the Securities and Exchange Commission on July 7, 2023. In connection with this letter responding to the Staff’s comments, the Company is today filing Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

For your convenience, the Staff’s comments are set forth in bold, followed by the response on behalf of the Company. All page references in the responses set forth below refer to pages of Amendment No. 4. We are separately furnishing to the Staff a copy of Amendment No. 4 marked to show the changes compared to the Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

The fairness opinions delivered prior to the entry into the Merger Agreement . . ., page 37

1.	We note the addition of this risk factor in response to prior comment 12, including the statement that the market prices of OPI and DHC common shares and other factors "may have altered the value" of OPI and DHC common shares since April 10. Please revise to disclose the alteration in the value of the shares since April 10, including the impact on the value of the Merger Consideration.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 30 and 37 of Amendment No. 4 in response thereto.

July 17, 2023

Background of the Merger, page 83

2.	We note your disclosure on page 100 in response to prior comment 5 regarding OPI's determination to announce the reduction in its dividend in connection with the announcement of a transaction with DHC. Please clarify whether "further revision" refers to the dividend or the terms of the merger agreement under negotiation.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 101 of Amendment No. 4 in response thereto.

Unaudited Prospective Financial Information of OPI, page 146

3.	We note your response to prior comment 6, including the items as to which OPI made assumptions in the preparation of its projections. Please revise disclosure in this section to describe the actual material assumptions and any material quantitative information relating thereto, including, for example, assumptions regarding trends or uncertainties in the items identified (inflation, leasing activity, and tenant retention) and other items listed on page 150.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 151 of Amendment No. 4 in response thereto.

Unaudited Prospective Financial Information of DHC, page 150

4.	We note your response to prior comments 6 and 7, including the items as to which DHC made assumptions in the preparation of its projections. Please revise disclosure in this section to describe the actual material assumptions and any material quantitative information relating thereto, including, for example, assumptions regarding trends and uncertainties in the items identified (inflation, leasing activity, tenant retention, improvement in the SHOP segment, and the assumed level of capital expenditures) and other items listed on page 154.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 155 of Amendment No. 4 in response thereto.

*          *          *          *          *          *

July 17, 2023

If you have any questions concerning the Registration Statement or Amendment No. 4 or require any additional information, please do not hesitate to contact me at (212) 403-1060 or mastagliano@wlrk.com.

Sincerely yours,

/s/ Mark A. Stagliano
Mark A. Stagliano

cc:	Melissa Sawyer, Sullivan & Cromwell LLP

Lauren S. Boehmke, Sullivan & Cromwell LLP